Exhibit 99.2

FOR IMMEDIATE RELEASE

ChemGenex Investigators Present Data on Clinical Activity of Omacetaxine in
Imatinib-Resistant Chronic Myeloid Leukemia Patients with the T315I Mutation at ASCO

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 3, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today updated results from its ongoing phase 2/3 trial of omacetaxine mepesuccinate (formerly known as Ceflatonin®) in chronic myeloid leukemia (CML) patients with the T315I mutation for whom there are currently no effective drug treatments.

ChemGenex’s Senior Vice-President and Chief Medical Officer Dr. Adam Craig presented the data on behalf of a team including investigators from ChemGenex and leading U.S. and French research centers in a poster discussion session at the American Society of Clinical Oncology (ASCO) 44th Annual Meeting in Chicago, Illinois. The investigators reported that omacetaxine administered as a subcutaneous injection is generally well tolerated and demonstrates durable complete hematological and cytogenetic responses in patients who have failed to respond to the tyrosine kinase inhibitor imatinib mesylate (Gleevec®) the current, standard front-line treatment.

ChemGenex’s multi-center, registration-directed clinical trial of omacetaxine is in imatinib-resistant chronic myeloid leukemia (CML) patients with the T315I mutation. The T315I mutation is the most common mutation that has emerged as a result of repeated use of imatinib, and second-generation tyrosine kinase inhibitors such as dasatinib and nilotinib.

“The T315I mutation is the major therapeutic challenge in the management of CML, and the introduction of a novel product such as omacetaxine which has a novel mode of action independent of the current treatments, may offer a solution to the current and growing unmet medical need in this patient group” said Dr. Craig.

To date 41 patients have been enrolled in the study, and data were presented from 30 evaluable patients: 17 in chronic phase, 8 in accelerated phase and 5 in blast phase. Highlights of the data include:

•	Overall hematologic response rate of 82% in chronic phase patients and 50% in accelerated phase patients.

•	Overall cytogenetic response rates of 18% of chronic phase patients and 25% of accelerated phase patients.

ChemGenex Investigators Present Data on Clinical Activity of Omacetaxine in Imatinib-Resistant
Chronic Myeloid Leukemia Patients with the T315I Mutation at ASCO

•	Hematologic response duration in excess of 15 months and cytogenetic response duration in excess of 10 months.

•	Complete disappearance of the T315I mutation clone in 60% of evaluable patients.

•	Omacetaxine therapy continues to be well tolerated with manageable and reversible hematologic toxicity the most commonly reported side effect.

“This updated data from our international registration-directed trial adds further to our growing confidence in the ability of omacetaxine to provide an effective therapy for the subset of CML patients who have unfortunately developed the T315I mutation and who have failed to respond to imatinib,” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. “We are very encouraged by this preliminary clinical data, particularly the increased response durations in chronic and accelerated phase patients. We are on course to file the non-clinical section of our rolling NDA submission to the FDA in mid 2008, to achieve our enrollment targets within the year, and to complete our rolling NDA submission in mid 2009.”

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trademark of Novartis AG.

About ChemGenex Pharmaceuticals Limited    (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and
http://www.tkiresistantcmltrials.com

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com    ABN 79 000 248 304

ChemGenex Investigators Present Data on Clinical Activity of Omacetaxine in Imatinib-Resistant
Chronic Myeloid Leukemia Patients with the T315I Mutation at ASCO

Contacts

ChemGenex Information

Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations – Australia	Media Relations - USA
Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.
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Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com    ABN 79 000 248 304